



AA#
3/16/2004

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SECURITI 04003047 ....ISSION
vvasnington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-29577

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/03___ AND ENDING _____12/31/03_____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Financial Network Investment Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2780 Skypark Drive   Suite 300
(No. and Street)

Torrance	**CA**	**90505**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Wayne B. Larsen   310-326-3100 x 77478
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst and Young LLP
(Name – of individual, state last, first, middle name)

600 Peachtree Street Ste 2800	Atlanta	GA	30308
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 1 9 2004

FOR OFFICIAL USE ONLY	THOMSON FINANCIAL

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (7-00)   Persons who are to respond to the collection of information contained
in this form are not required to respond unless the form displays
a currently valid OMB control number.

AA#
3.18.2004

OATH OR AFFIRMATION

I, _____Wayne B. Larsen_____, swear (or affirm) that, to the

best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of

_____Financial Network Investment Corporation_____, as of

__December 31, 2003_____, are true and correct. I further swear (or affirm) that neither the company nor

any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a

customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FINANCIAL STATEMENT
Financial Network Investment Corporation
December 31, 2003
with Report of Independent Auditors

FINANCIAL NETWORK INVESTMENT CORPORATION
Financial Statement
December 31, 2003
Contents

 **ERNST & YOUNG**

■ Ernst & Young LLP
Suite 2800
600 Peachtree Street
Atlanta, Georgia 30308-2215

■ Phone: (404) 874-8300
www.ey.com

Report of Independent Auditors

Stockholder and Board of Directors
Financial Network Investment Corporation

We have audited the accompanying statement of financial condition of Financial Network Investment Corporation (a wholly owned subsidiary of FNI International, Inc., which is an indirect wholly owned subsidiary of ING America Insurance Holdings, Inc.) as of December 31, 2003. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Financial Network Investment Corporation at December 31, 2003 in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

Atlanta, Georgia
February 16, 2004

FINANCIAL NETWORK INVESTMENT CORPORATION
Statement of Financial Condition
December 31, 2003

Assets

Cash and cash equivalents	$ 24,496,048
Cash segregated for regulatory purposes	120,000
Securities owned, at market	295,379
Commissions and concessions receivable	14,211,751
Due from affiliates	577,429
Prepaid expenses	117,126
Notes receivable	167,683
Deferred income tax asset	3,891,112
Deferred compensation plans investment	8,125,722
Other assets	410,354
Total assets	$ 52,412,604

Liabilities and stockholder's equity

Liabilities:

Securities sold not yet purchased, at fair market value	$ 399,177
Commissions and concessions payable	24,441,245
Accounts payable and accrued expenses	4,531,734
Due to affiliates, including $1,124,356 under tax allocation agreement	4,207,246
Deferred compensation plans accrued expenses	8,169,700
Other liabilities	821,873
Total liabilities	42,570,975

Stockholder's equity:

Common stock, par value $.001 per share;	
5,000,000 shares authorized; 1,000,000 shares issued and outstanding	1,000
Additional paid-in capital	3,816,500
Retained earnings	6,024,129
Total stockholder's equity	9,841,629
Total liabilities and stockholder's equity	$ 52,412,604

The accompanying notes are an integral part of this financial statement.

1.   **Nature of Business and Ownership**

Financial Network Investment Corporation (the "Company") is a securities broker-dealer engaged in the sale of securities to the general public through a national network of registered representatives. The Company is also a registered investment advisor providing investment advice and financial planning services to clients residing in the United States. The Company is a wholly owned subsidiary of FNI International, Inc. ("FNII" or "Parent") and has certain transactions with other subsidiaries of FNII. FNII is a wholly owned subsidiary of ING Retail Holding Company, Inc. ("ING RHC") and ultimately of ING America Insurance Holdings, Inc. ("ING AIH"). ING AIH is a wholly owned subsidiary of ING Groep N.V. ("ING"), a global financial services holding company based in The Netherlands.

The Company is a fully disclosed broker-dealer and clears all securities transactions through an unaffiliated clearing broker. The Company is exempt from Securities and Exchange Commission ("SEC") Rule 15c3-3. The Company does not carry customer accounts and is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers.

2.   **Summary of Significant Accounting Policies**

General

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers deposits that can be redeemed on demand and highly liquid investments that have original maturities of three months or less when purchased to be cash and cash equivalents.

Cash of $100,000 at December 31, 2003 has been deposited in an escrow account at Pershing, LLC as part of a related clearing agreement.

Cash of $20,000 at December 31, 2003 has been deposited in an escrow account at National Securities Clearing Corporation.

Securities Owned

Securities owned are bought and held principally for the purpose of selling them in the near term and are classified as trading securities. Trading securities are carried at market value.

Income Taxes

Deferred income tax assets and liabilities result from temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years.

Securities Sold, Not Yet Purchased

Securities sold, not yet purchased, are recorded at market value. Market value is generally determined by quoted prices on national exchanges. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations. Securities sold, not yet purchased represent obligations to deliver specified securities sold short at prevailing market prices in the future to satisfy these obligations, generally within three business days.

Accounts Receivable

Accounts receivable are shown at their net realizable value.

Financial Instruments with Off-Balance Sheet Risk

The securities transactions of the Company's customers are introduced on a fully disclosed basis with a clearing broker-dealer. The Company holds no customer funds or securities. The clearing broker-dealer is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments. In this event, the clearing broker-dealer may charge any related losses to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealer.

Liabilities Subordinated to the Claims of General Creditors

At December 31, 2003 and during the year then ended, the Company had no liabilities subordinated to the claims of general creditors.

3. **Income Taxes**

The results of the Company's operations are included in the consolidated tax return of ING AIH. ING AIH and its subsidiaries each report current income tax expense as allocated under a consolidated tax allocation agreement. Generally, this allocation results in profitable companies recognizing a tax provision as if the individual company filed a separate return and loss companies recognizing benefits to the extent of their losses.

Deferred income taxes have been established by each member of the consolidated group based upon the temporary differences within each entity. Significant components of the Company's deferred tax assets and liabilities at December 31, 2003 are as follows:

Deferred tax assets:	
Deferred compensation	$ 2,966,354
Accrued expenses	796,021
Depreciation	44,520
Other	167,200
Total deferred tax assets	3,974,095
Deferred tax liabilities:	
Other	82,983
Total deferred tax liabilities	82,983
Net deferred tax asset	$ 3,891,112

Management has evaluated the need for a valuation allowance for the deferred tax asset and believes that the deferred tax asset will more likely than not be realized. Accordingly, no valuation allowance has been recognized.

4. **Contingencies**

The Company is party to a number of claims and lawsuits arising in the course of its normal business activities. Although the ultimate outcome of these suits cannot be ascertained at this time, it is the opinion of management that these matters, when resolved, will not have a material effect on the Company's results of operations or financial condition.

5. **Operating Leases**

In the normal course of business, the Company enters into certain noncancelable lease agreements, mainly for office space and equipment. The office space agreement requires the Company to provide for property taxes, normal maintenance, and insurance.

Future minimum lease payments at December 31, 2003, were:

2004	$ 186,210
Total future minimum lease payments	$ 186,210

6. **Employee and Registered Representative Benefits**

401(k) and Pension Plans

The employees of the Company are covered by a variety of employee benefit plans (both 401(k) and pension) that are administrated by affiliates. The different plans have various eligibility standards, vesting requirements, and guidelines for matching. The Company had no separate employee benefit plan in 2003 and relied on its affiliated companies to cover all eligible employees. All benefits that were paid by these affiliates were charged back to the Company for reimbursement.

Deferred Compensation Plan

The purpose of the deferred compensation plan for registered representatives is to provide participants with an effective means of deferring a portion of any commission and fees they are entitled to receive. Participants may elect to have all or a portion of their deferred compensation account indexed to rates of return on a variety of investment options, including a fixed rate option. The Company credits interest to these accounts based upon the actual rate of return of the underlying investment choice. This plan is unfunded; therefore, benefits are paid from the general assets of the Company. However, the Company has made investments in options that mirror amounts and elections of the participants, of which $8,125,722 is included as an asset on the statement of financial condition and is carried at market value. The total of net participant deferrals, which is reflected as a liability on the statement of financial condition, was $8,169,700.

7. **Related Party Transactions**

FN Insurance Services, Inc. and FN Insurance Services of Texas, Inc., affiliated companies, act as agents in collecting insurance commissions in certain states.

During 2003, the Company engaged ING Brokers Network, LLC ("ING BN"), an affiliated company, ING AIH, and ING RHC to provide administrative services.

Amounts reported in the statement of financial condition related to transactions and agreements with affiliates may not be the same as those recorded if the Company was not a wholly owned subsidiary of its Parent.

FINANCIAL NETWORK INVESTMENT CORPORATION
Notes to Financial Statement
December 31, 2003

8.   **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. The net capital rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital would be less than 5% of aggregate debits. At December 31, 2003, the Company had net capital of $4,125,873, or an excess of $3,875,873 over required net capital.